SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Summarized Annual Report – accounting year of 2019 Statutory Audit and Risk Committee of Eletrobras Companies

1.       Introduction

This summary annual report is based on Article 31-D, item VI, of CVM Normative Instruction No. 308, dated March 14, 1999, as well as on subsection xli of Item 5.1 of the Bylaws of the Statutory Audit and Risk Committee of Eletrobras Companies, hereinafter referred to as CAE, and its purpose is to report the main activities, results, conclusions, and recommendations of this advisory body for the accounting year ended in 2019.

This report also: (a) aims to fulfill Article 9, sole paragraph of Normative Instruction No. 481, dated December 17, 2009, upon submission of the Committee’s opinion on financial statements; (b) is targeted at stating the frequency of regular meetings held in the accounting year of 2019 by the Statutory Audit and Risk Committee, in addition to clearing up aspects connected to the composition and the requirements under Law No. 13,303/2016, hereinafter referred to as State-Owned Companies Act.

2.       Context

The statutory changes approved by the shareholders at the 168th EMG include the new wording of Article 40, Paragraph 2, of the Articles of Incorporation, as well as the provision in its Paragraph 3 of the mandatory establishment of the Audit and Risk Committee with permanent operation and incumbent of the assignments and duties set forth under Articles 24 and 25 of the State-Owned Companies Act and under CVM Instruction No. 308/1999, as amended by CVM Instruction No. 509/2011.

The Board of Directors (CA), at its 805th meeting held on May 17, 2018 and through Resolution No. 100/2018, approved, supported under Article 36, XL, of the Articles of Incorporation, the establishment of the Statutory Audit and Risk Committee of the Eletrobras Companies, at which time its Bylaws and the initial composition of its three members were approved – at the time, all of them directors of the holding company, in line with the provisions of the U.S. laws, especially the Exchange Act of 1934 and rules of NYSE and SEC.

The opening of the Statutory Audit and Risk Committee (CAE), in lieu of the Audit and Risk Committee (COAUD), as well as the approval and review of its Bylaws, besides illustrating the company’s efforts in adopting the best corporate governance practices, were able to comply with the provisions of the Law 13,303/2016, Decree No. 8,945/2016, of the US laws affecting the subject matter, of CVM Instruction No. 308, dated May 14, 2009, with the changes brought by CVM Instruction No. 509 dated November 16, 2011, in addition to the assembly of standards, commitments, and guidelines of voluntary environments adhered to by the Company, such as the State Public Corporations’ Governance Highlight Program of B3 and SEST-IG-SEST Governance Indicator.

The Statutory Audit and Risk Committee, directly connected to CA, has the purpose of advising the Eletrobras’ Board of Directors and the Boards of Directors of the companies controlled by Eletrobras in the fulfillment of their responsibilities of guidance and top management, including, without limitation, the analysis and issuance of recommendations of the internal audit, accounting and independent audit, oversight, risks to be undertaken by the Company, internal controls, risk management and financial management, in order to ensure higher efficiency and effectiveness of the Board of Directors’ decisions relating its area of activity.

Summarized Annual Report – accounting year of 2019 Statutory Audit and Risk Committee of Eletrobras Companies

In this sense, CAE exercises its assignments in a unified manner, through advice to the boards of directors of Eletrobras and subsidiaries, in accordance with Article 24, subsection V of Decree No. 8.945 / 2016, abiding by the applicable laws and the rules approved by the Board of Directors of Eletrobras, including the Annual Work Plan.

On February 22, 2019, the Board of Directors of Eletrobras, by means of Deliberation No. 017/2019, approved a proposal for review under RICAE, in order to allow electing members external to the Company’s deliberative corporate body, especially in view of the increasing demands of the Committee, and the need to increase the number of its members, looking for a candidate who had specialized knowledge in regulation and the electricity industry, in order to complement the training and knowledge of the other members.

Additionally, the measure sought to ensure full compliance with the requirement established by Article 39, Paragraph 9, of Decree No. 8,945/2016, which sets forth that the term of office of the CAE members will be two or three years, which should be non-coincident for each member, and provided that reelection is allowed. This requirement led to the inexorable conclusion that the detachment of the CAE’s term of office from the CA’s management term was a necessary measure to enable the fulfillment of such legal provision, thus making it necessary to conceive the existence of CAE members who are not necessarily members of CA.

Given such a panorama, and considering that the State-Owned Companies Act and Decree No. 8,945/16 authorize state-owned companies to fill vacancies on statutory audit committees with members external to the Company’s corporate bodies, and further set out that the terms of office should be non-coincident, the Eletrobras governance area spotted, with the support of U.S. legal advisors, the possibility of excepting said SEC/NYSE requirement, which is, that the CAE member should necessarily be a member of the Board of Directors. Notwithstanding this, it was found necessary that CAE maintain at least one member as a Director, in order to meet the requirements ruled by CVM.

This way, at the 828th meeting of the Eletrobras’ CA held on February 22, 2019, said board approved the reform of the RICAE and the election of Mr. Luis Henrique Bassi Almeida for CAE member. Mr. Luis Henrique Bassi Almeida took CAE office on March 1, 2019.

In addition to this, on May 28, 2019, by means of Resolution No. 097/2019, CA approved the election of the following Directors for the position of CAE member: Felipe Villela Dias, with a term of office elapsing from May 28, 2019 to May 28, 2021, and Daniel Alves Ferreira, with a term of office elapsing from June 1, 2019 to June 1, 2021, respectively replacing the Directors Elvira Baracuhy Cavalcanti Presta and José Pais Rangel.

The changes in the CAE composition during the accounting year of 2019 are summarized in the table under Item 3 (below).

Summarized Annual Report – accounting year of 2019 Statutory Audit and Risk Committee of Eletrobras Companies

Lastly, in December 2019, during the preparation of the work plan for the year of 2020, the Committee identified the need to re-analyze its Bylaws, especially aiming to rationalize the scope and frequency of the subjects submitted to CAE, to review the assignments provided for therein, as well as the improvement of the allocation of assignments, in order to better clarify the governance and functioning of this body – refer to chapters 4 and 5 of this Report.

3.    Composition

Item 2.1 of the Bylaws establishes that the composition of CAE is characterized by three (3) to five (5) acting members who meet the independence requirements, with a term of two (2) years, and given that re-election is permitted.

The Board of Directors shall be responsible for electing, among the Committee members, its Coordinator. According to the amendment to the bylaws performed in December 2019, the Committee is responsible to elect the eventual substitute of the Coordinator in cases of absences or temporary impediments.

CAE consisted of the independent members listed below during the accounting year of 2019:

CAE Composition – year of 2019

Name	Quality	Jan. 01 to Feb. 21	Feb. 22 to Mar. 11	Mar. 12 to May 27	May 28 to May 31	Jun. 01 to Dec. 31
Mauro Gentile Rodrigues da Cunha	Independent Director and Coordinator of CAE	X	X	X	X	X
Elvira Baracuhy Cavalcanti Presta	Independent Director	X	X	(waiver on March 12, 2019)
José Pais Rangel	Independent Director	X	X	X	(waiver on May 28, 2019)
Luís Henrique Bassi Almeida	External Independent Member		X (start of office: February 22, 2019)	X	X	X
Felipe Villela Dias	Independent Director				X (start of office: May 28, 2019)	X
Daniel Alves Ferreira	Independent Director					X (start of office: June 01, 2019)

Summarized Annual Report – accounting year of 2019 Statutory Audit and Risk Committee of Eletrobras Companies

It should be noted that all current members of CAE meet the independence criteria established in Article 22, Paragraph 1, of Law No. 13,                303 dated June 30, 2016 and in Article 31-C, Paragraph 2, of CVM Instruction No. 308, dated May 14, 1999, as amended by CVM Instruction No. 509 dated November 16, 2011, as well as the independence criteria required by U.S. laws, as applicable to Eletrobras, and also by the criteria of the Brazilian Institute of Corporate Governance - IBGC.

4.    Bylaws

The CAE Bylaws, in its initial version, were approved at the 805th meeting of the Eletrobras Board of Directors, held on May 17, 2018, remaining structured under the following chapters: I - Object and Purpose; II - Composition, Remuneration and Expenses; III - Investiture, Office and Term of Office Requirements; IV - Committee’s Supporting Structure; V - Assignments; VI - Meetings; VII - Responsibilities and Duties of Committee Members; VIII - Annual Performance Evaluation of the Committee; IX - Amendment, Interpretation and Publication of RI; and X - Transitional Provisions. It is available at the website of Eletrobras (www.eletrobras.com.br).

As already mentioned in Item 2 of this Report, RICAE underwent two reviews during the year of 2019: (a) In February 2019, by means of Deliberation No. 017/2019, with the purpose of allowing the election of members external to the Company’s deliberative corporate body; and (b) In December 2019, by means of Resolution No. 243/2019, with the purpose of rationalizing the scope and frequency of subjects submitted to CAE, reviewing the assignments provided for therein, and improving the allocation of assignments, in in order to better clarify the governance and functioning of this body.

5.    Work Plan

The CAE’s Work Plan for the accounting year of 2019 was approved by the Board of Directors of Eletrobras through Deliberation no. 244, dated December 14, 2018. Said plan provided for the purpose of the Statutory Audit and Risk Committee to advise the Company’s Board of Directors and the Boards of Directors of Eletrobras Furnas, Eletrobras Chesf, Eletrobras Eletronuclear, Eletrobras Eletronorte, Eletrobras Eletrosul (currently CGT-Eletrosul), Eletrobras CGTEE (currently CGT-Eletrosul), Eletrobras Eletropar and Eletrobras Amazonas GT.

The aforementioned Plan also included rules for the CAE’s performance in the controlled companies, including the schedule, process flow, and the unified performance schedule with subsidiaries.

The Plan also established that each technical support unit of the holding company would act as hierarchical ascendant, as coordinator, in relation to the supporting units of the subsidiaries, with them maintaining integrated communication and reporting directly to the Committee.

The Work Plan has an annex, referred to as “CAE Work Plan - 2019,” segmented into two blocks: I - Follow-up on recurring and integrated subjects in the holding company; and II - Unified performance of the Committee before the subsidiaries.

Summarized Annual Report – accounting year of 2019 Statutory Audit and Risk Committee of Eletrobras Companies

As a subsequent event, in December 2019, almost Two (2) years after its opening and experience gained from the interaction with the technical units and subsidiaries, the Committee sought to adapt its work plan for the accounting year of 2020 to the reality of the communication flow between CAE, the Holding’s Governance Department, the Governance/General Departments of the subsidiaries and the technical areas of each company.

Among the main changes carried out in the current work plan for the 2020 accounting year, attention is drawn to the following:

•        Chapter IV – Procedural Communication Flow Rules – Update of the communication flow and the assignments of each area, in view of what has actually happened in terms of communication between the players involved in the governance flow of Eletrobras and its subsidiaries;

•        Item 3.13 – Inclusion of provision for the Committee Coordinator, through the Governance Department and the Board Advisor, to inform the chairman of the Board of Directors of Eletrobras of the board meeting's agenda – in line with RICAE;

•        Item 7.3.1 – Inclusion of provision for the matters addressed by the Committee recorded in the minutes involving issues related to subsidiaries be periodically reported to the respective General/Governance Departments.

•        Annex – CAE 2020 Work Routine – Main Changes:

a.      Change of the periodicity of reports, by then monthly:

✓  Item I.A, No. 1 – Follow-up the Internal Audit activities – Maximum Periodicity: Bimonthly, with the minimum of Eight (8) meetings per year being guaranteed;

✓  Item I.A, No. 7 - Follow up activities of internal controls and remediation measures of GAPS SOX (significant and material deficiencies) – Maximum Periodicity: Bimonthly;

✓  Item I.A, No. 20 - Follow up tax optimization measures and, if deemed fitting, meet with the Eletrobras Fiscal Council – Quarterly Periodicity;

✓  Item I.A, No. 22 - Follow up the activities of the Whistleblowing Channel, Ombudsman’s Office and CSI - Periodic Reporting – Quarterly Frequency;

b.      Item I.A, No. 23 - Inclusion of new item: Follow up the activities and reports of the Area of Management and Investigation of Complaints - Bimonthly Periodicity;

c.      Item II.D – Update of the list of possible thematic visits.

In December 2019, the presidents of the CAs of the subsidiaries were informed, by means of a letter signed by the CAE Coordinator, about the main changes implemented in the Plan.

6.    Structure of Governance Secretary

In addition to the support by the Governance Office, whose team consists of the Governance Secretary (lawyer), by a higher level analyst (manager with legal education, as of August 01, 2019) and by one executive secretary, CAE also receives legal and technical support from the Board Advisor, which also provides administrative and operational support to the Board’s Governance Office in the proper exercise of their assignments, as established in the Bylaws of the Board of Directors and in the Bylaws of the Statutory Audit and Risk Committee - CAE.

Summarized Annual Report – accounting year of 2019 Statutory Audit and Risk Committee of Eletrobras Companies

Thus, the supporting structure CA, CAE and the other committees currently has Three (3) civil service employees with higher education, two of whom are in the legal field and one in the business administration field, in addition to one executive secretary.

The Governance Secretary, Bruno Klapper Lopes, and the Board Advisor, Fernando Khoury Francisco Junior, are responsible for technically and legally assisting the Committee, including in the preparation of this report.

7.              Communication of CAE with the Holding’s Board of Directors and that of Subsidiaries

The Committee’s productive and proactive performance allowed greater security and reliability to the CA’s decision-making process, notably in matters that involve risks and analyses of economic and financial character.

Each holding company's CA meeting has a specific block dedicated to the reporting of the activities of each advisory committee, led by the respective coordinator. At that moment, the coordinators not only report the work performed in the month by the committee, but also indicate positions and opinions regarding related matters for deliberation.

Throughout 2019, since its inception, the Committee has monthly reported to the Board of Directors of Eletrobras on the progress of its work, presenting opinions and making recommendations on various subjects within its scope. When necessary, CAE also requested a specific effort from the Board on certain matters. The Committee also made recommendations and issued opinions on specific issues to the Boards of Directors of subsidiaries.

Additionally, as we will see below, CAE meets biannually with boards and departments of the subsidiaries to thoroughly examine issues that affect them.

8.    Meetings

The Bylaws, in its Item 5.1, establishes that the regular meetings of the Committee shall be held at least four times a month, according to the approved annual schedule, and the special meetings, upon call by the Coordinator, in the due interest of the company, and to avoid loss under the law.

The work plan also provides for institutional meetings with the subsidiaries, covering their management bodies and their fiscal Council.

During the accounting year of 2019, 63 (sixty-three) meetings were held, which included 371 businesses included in the agenda.

Summarized Annual Report – accounting year of 2019 Statutory Audit and Risk Committee of Eletrobras Companies

Among the 63 (sixty-three) meetings held during the accounting year of 2019, the Committee had meetings as follows:

Joint Meeting	2019
A meeting with the managers and representatives of the internal control areas of Eletrobras Companies	Sept. 20
Three Meetings with Eletrobras’ Fiscal Council	Mar. 22, Aug. 07 and Oct. 24
Two institutional meetings of the Council with the Eletrobras companies, with the presence of the respective CA’s, CF’s and Technical Supporting Units and related Executive Boards of each company

Eletropar

May 03 and Nov. 07

Chesf

May 08 and Nov. 25

Eletronorte

May 23 and Nov. 01

Amazonas GT

June 06 and Dec. 12

Furnas

Jun. 14 and Dec. 02

Eletrosul and CGTEE

Jun. 19 and Nov. 19

Eletronuclear

Jul. 23 and Nov. 12

In statistical terms, throughout 2019:

•        There were overall 305.5 meeting hours, which is equivalent to an average of 4.93 hours per meeting;

•        The average of meetings was nearly 5.25 meetings per month;

•        Each agenda item had an average duration of 49.4 minutes;

•        Each meeting covered nearly 5.9 agenda items.

8.1   Recurrence of Subjects in Meetings – 2019

The criterion for inclusion of business in the meeting’s agenda varies according to the ordinary schedule and the urgent needs identified by the Committee itself, the subjects of greater relevance and recurrence in a given period of the year (such as ITR’s and accounting closing), as well as requests by the very Departments and Boards of Directors of the da holding company and subsidiaries, in this case, by means of their respective General/Governance Departments.

Summarized Annual Report – accounting year of 2019 Statutory Audit and Risk Committee of Eletrobras Companies

The following graph and table show, in percentage terms, the recurrence of subjects in the meetings of the 2019 accounting year:

Frequency of Subjects in the Agenda

SPE's 8.37%
CAE Governance 6.17%
Social Security and Health - CGPAR 5.07%
Internal Controls 5.07%
Risk Management 4.41%
DFs and ITRs 7.27%
Internal Audit 5.95%
Ombudsman's Office and Whistleblowing Channel 4.19%
Information Security 2.42%
Biddings and Contracts 2.42%
Distributor... 2.42%
Accidents 1.98%
Dam... 1.76%
Capital Cost 1.54%
Integrit... 1.32%
Merg... Eletrosul - CGTEE
External Audit 3.52%
Loan... Compu... 1.10%
Form... 20-F 1.10%
PLR 0.88%
Eletro... 0.88%
PDG 0.6...
Finance and Accounting 7.27%
Policies and Standards 5.51%
Optimiz a... Tax 1.54%
Improv... Policy of TPRs
Ressa... (Carwash)
Selec.. Audit...
Rem... of...
Form... of...
PDNG and PNG 3.30%
Budg.. CAE and...
Ass... An...
Re...
P...
Legal and Conting... 1.54%
Manageme nt Prop...
Come... of Energia
Relat... of...
H... 0....
Bid. ...
D...
In...
A...

9.    Follow-up Spreadsheet

During 2019, the Committee made 374 (Three Hundred and Seventy-Four) demands to various technical areas and senior management bodies of Eletrobras and its subsidiaries. Such amount is equivalent to an average of 5.94 demands per meeting.

The Governance Officer and the Advisor of the Board of Directors are responsible for managing and monitoring the demands of the Committee.

The Committee, in turn, when analyzing the follow-up spreadsheet and the responses provided by the areas, monitors the activities and recommendations that are pending delivery, compliance and/or evaluation regarding their service, recommending adjustments, additions and eliminations in the follow-up spreadsheet, depending on the concrete circumstances and the needs found.

Summarized Annual Report – accounting year of 2019 Statutory Audit and Risk Committee of Eletrobras Companies

At the end of the accounting year of 2019, the claims considered finalized by the Committee amounted to 173 (One Hundred and Seventy-Three), and 201 (Two Hundred and One) claims remained outstanding.

9.1          Recommendations per Company’s Area – 2019

The demands made are directed to one or more responsible areas, for their due care. Given the multidisciplinary nature of the CAE’s assignments and the subjects reviewed, demands are usually referred to more than one specific area, one being directly responsible for compliance, and the others for providing the necessary support.

The chart and table below show, in quantitative and percentage terms, the volume of demands distributed by area and subsidiaries throughout 2019, encompassing both the areas with direct responsibility, and those responsible for providing support.

Summarized Annual Report – accounting year of 2019 Statutory Audit and Risk Committee of Eletrobras Companies

10.  Description of Activities and Recommendations

In the accounting year of 2019, CAE focused on the monitoring and follow-up of issues related to the process of preparing and publishing ITR’s, SPE’s, internal audit, ombudsman’s office and whistleblowing channel, risk management, internal controls, legal and contingencies, information security, compliance and integrity, review of policies and regulations, also working on several fronts which were relevant for the Company from the point of view of risk.

The following are the main activities and recommendations made by the Committee in 2019:

                 i.    Discussions and Opinion Statement on Quarterly Information and Financial Statements – accounting year of 2019 (1ITR, 2ITR, 3ITR and DFs)

It held meetings on the subject with the external auditor (PwC) and internal accounting and planning staff, and issued recommendations on the ratings of risks assigned, assumptions, and schedule for impairment tests, as well as the writing of notes, including the review of guarantees estimated for the projects of greater relevance, materiality, and financial impact.

The Committee also recommended suggestions for improvements in the presentation of results to the market, aiming at greater objectivity and usefulness on the part of the user of the statements.

               ii.    Planning for Accounting Closing

In order not to compromise the accounting closing works, it followed up the status of the accounting information sent by the subsidiaries to the holding company, as well as recommended to the Executive Boards of Eletrobras companies an assessment of the possibility of their Financial Departments to demand, from the staff involved in the process of accounting closing, and only if necessary, to work overtime, in order to ensure compliance with the schedule of activities set by the Holding’s Financial Department.

             iii.    Cost of Capital, Management and Process Standard - Minimum Attractiveness Rate

It followed up the production process and recommended qualitative improvements to the standards of Capital Cost, Management and Process Standard for Discount Rates, involving the Minimum Attractiveness Rate methodology, which will allow significant improvements in the capital allocation process of Eletrobras companies.

             iv.    Issuance of Debentures by Eletrobras and Subsidiaries

It followed up and analyzed the proposal for the issuance of debentures by Eletrobras and its subsidiaries (Furnas and Eletronorte), as well as expressed its opinion and recommended suggestions for improvement on the topic.

               v.    Issuance of Bonds in the International Market by Eletrobras

It followed up and analyzed the proposal for the issuance of bonds in the international market by Eletrobras, as well as expressed its opinion and recommended suggestions for improvement on the topic.

Summarized Annual Report – accounting year of 2019 Statutory Audit and Risk Committee of Eletrobras Companies

             vi.    Grant of Intra-group Loans and Guarantees for Subsidiaries and Affiliates

It underscored the recommendation and made suggestions for improvement to the criteria and mechanism for granting intra-group loans, so that the possibility of remuneration by the subsidiary or affiliate to the holding company for the loans/guarantees granted is foreseen.

CAE also requested the submission of the overview of the sums paid as a corporate bond on behalf of the distributors, arising from the process of debt negotiation with Petrobras.

           vii.    External Auditor

It held meetings with the external auditor, focusing on the work plan, implementation schedule, quarterly and annual financial statements, and monitoring of gaps SOx.

         viii.    Tax Optimization Project

Follow-up of the tax optimization project and the main opportunities under implementation, as well as issuance of qualitative recommendations.

              ix.    Management Report Management Proposal - 59th OGM

It analyzed and issued recommendations for improvement to the Management Report and the Management Proposal for the 59th Ordinary General Meeting, upon review of the agenda business for deliberation, as well as the allocation of the result for the accounting year ended on December 31, 2018 and the managers’ remuneration.

                x.    20-F Form

              xi.    CVM Governance Report – “Practice or Explain”

            xii.    Follow-up of Risk Factors in Internal Controls/GAPS SOx

It followed up the risk factors connected to the internal controls/GAPS SOx, and held meetings on the subject with the external auditor and with the internal staff of the holding company and subsidiaries, focusing on the main deficiencies spotted, the status of the action plans and remediation measures, as well as the issuance of qualitative recommendations for improvement to reports and presentations on the subject.

It followed up and issued recommendations for qualitative improvements to the quarterly reports and works of internal controls, as well as recommended that the internal controls area of the holding company, as the coordinating area, perform the management at Eletrobras and at the other coordinated areas of Eletrobras companies, in order to implement the good practice already adopted by Eletronuclear to promote a joint meeting with all those responsible for remedying the deficiencies of the previous year, aiming at the construction, monitoring of effectiveness and addressing of action plans.

          xiii.    Auction for Hiring Consulting to Support the Performance of Management Tests (SOx) within the Scope of Eletrobras Companies.

CAE was interested in ensuring the conditions of independence of the external audit services, in keeping with its Bylaws and the statement of SEC’s Chief Accountant, who underlines the importance of maintaining such independence also in the hiring of the predecessor auditor of non-audit services after the audited period.

Summarized Annual Report – accounting year of 2019 Statutory Audit and Risk Committee of Eletrobras Companies

          xiv.    IT Environment in Subsidiary - Internal Controls

It recommended the internal controls area of the subsidiary to adopt the necessary measures so that the mitigating measures aimed at addressing all the deficiencies spotted in its IT environment, as well as their formal establishment in a specific action plan.

            xv.    SAP-IU Implementation Status – Follow-up

          xvi.    Main Risks Associated with Major Projects of SPE’s

It followed up and proposed improvements related to the quarterly reports on the main risks associated with the largest SPE projects, as well as continued the analysis and monitoring of the pilot project created in 2018 based on CAE performance.

It recommended improvements, measures, and improvements to the works of the holding company’s SPEs.

It recommended to the subsidiaries constant interaction with the risk management area and with the Department of Management of Interests in SPEs of the holding company, in order to level and standardize the risk monitoring methodology of the main SPE projects, especially with regard to the risk analysis of projects and shareholders with a liquidity crisis, with the purpose of standardizing the assumptions and strategic issues of Eletrobras Group.

        xvii.    Investments and Divestments in SPEs

It followed up and issued recommendations as for investment and divestment efforts in remaining SPEs, covering analysis regarding abidance by Decree No. 9,           188/2017 and the Asset Disposal Plan.

It recommended improvements to the Divestment Policy and related procedures.

It considered as necessary to review the governance of approvals of business plans and projects in the Eletrobras group, so that the issues are always properly and timely supported by the respective counterfactual reasoning. It recommended the use of the red team concept to improve the process governance.

      xviii.    Proposal of Review of HPP Business Plan

It analyzed and issued recommendations on the proposal of review of HPP business plan.

It recommended, inter alia, that: (a) any investment authorizations by the governance bodies of Eletrobras subsidiaries should be preceded by careful management of actual disbursements, in order to minimize them; (b) a mechanism is created to ensure that disbursements will be followed up - and ideally preceded - by the proportional disbursements of private partners, thus preventing an increase in the interest of Eletrobras companies in the capital of SPE; (c) that the holding company’s Board of Directors recommends the Boards of Eletrobras subsidiaries to analyze the short-term energy purchase price assumptions (June to September 2019), including from the point of view of compliance, given that the price assumptions are higher than PLD and recent purchases.

           xix.    Detailed Physical and Financial Follow-up of Works and Projects

It followed up and proposed qualitative improvements in reports on detailed physical and financial monitoring of the most relevant works and projects in progress within Eletrobras companies.

Summarized Annual Report – accounting year of 2019 Statutory Audit and Risk Committee of Eletrobras Companies

It continued with the improvement and construction of a report model in a managerial format, which operates as a management tool capable of enabling CAE and CA not only to follow up of projects, but mainly to proceed with strategic decision-making in relation to capital allocation and approval of PDNG.

It recommended the creation of a methodology for evaluating completed projects, with the purpose of spotting any project flaws and assessing the lessons learned, so that improvements can be implemented in future projects.

It also requested an overview presentation on investment initiatives for participation in an ongoing auction in the subsidiaries.

It undertook the governance of the investment process, warning the subsidiaries that all investment efforts for participation in auction by the Company’s subsidiaries - both ongoing and future - include in their governance flow the timely communication and interaction with the coordinating areas of the holding company (DF, DG, DT, CISE etc.), the General and Governance Offices and the previous statement of CAE, abiding by the Authority Scope Policy of Eletrobras Companies.

             xx.    Reformulation of the Process for Monitoring and Analysis of Investment Efforts.

It recommended suggestions for improvement to reformulate the currently existing process for identifying Eletrobras Group’s investment efforts and opportunities, with the purpose of improving future analysis and facilitate more efficient decision-making regarding the allocation of capital, by restructuring the role of the Investment Committee of Eletrobras System – CISE, remodeling its assignments and warranting to it the function of business intelligence and strategic guidance in the planning of investments within the Eletrobras Group.

It recommended the Eletronorte Board of Directors to order that the Company’s management prepare, in a joint effort with the holding company, a project database, in order to allow the strategic classification of the projects according to their attractiveness and return on capital.

           xxi.    Internal Audit Work and Reports

It followed up and issued recommendations for qualitative improvements in the works, reports and audit reports, such as: (a) preparing the initial diagnosis of Eletrobras’ Audit, presenting opportunities for changes, suggestions for improvement and possible solutions in terms of effectiveness in work processes, report format, social security plans, accountability of the areas involved; (b) presenting PGMQ status (project for quality management and improvement); (c) taking steps to ensure that audit teams are properly trained on the SAP and GRC suite; (d) reassessing the criticality of certain audit findings, in specific cases in which CAE deemed it relevant.

CAE also followed up the main demands of the control bodies, and recommended suggestions for improvement.

It reported to Eletrobras’ CA the perception of necessarily building up, within the scope of the Company, a work to improve the quality filter and critical analysis of the information and responses provided by Eletrobras to the Federal Accounting Court (TCU) and other control bodies, thus requiring that the management rethink the mode of interaction with the control bodies at large, especially TCU.

Summarized Annual Report – accounting year of 2019 Statutory Audit and Risk Committee of Eletrobras Companies

         xxii.    Deflator of RVA and PLR - failure to comply with Internal Audit recommendations

It recommended the implementation of a variable remuneration deflator – RVA and Profit Sharing/Results connected to the degree of noncompliance with the recommendations of the internal audit, as well as the applicable terms and metrics for modeling the criterion, which was accepted by the Board of Directors of Eletrobras on October 28, 2019.

       xxiii.    Staff Sizing in Critical Areas - Accounting and Internal Audit

       xxiv.    Internal Auditor Selection Process - Eletrobras and Subsidiaries

It expressed its opinion, when requested, on appointments for the position of holder of an Internal Audit unit of the holding company and subsidiaries.

         xxv.    Due Diligence and Internal Investigation - Official Letter No. 018/2019-TCU/SeinfraElétrica (“SPEs with shareholding of Eletrobras Group”)

It recommended to the Internal Audit and the Compliance Board – given the strong evidence of the practice of irregular management acts in certain wind projects, object of Official Letter No. 018/2019-TCU/SeinfraElétrica – that they carry out all the necessary efforts for the matter be diligently investigated internally within the scope of the Company, with the purpose of enabling the effective application of the consequences policy to managers and all the accountability measures that may be found necessary.

In the same vein, it recommended to the responsible areas and the affected Departments of Eletrosul that they seek information and follow up with Eletrobras holding, of Official Letter No. 018/2019-TCU/SeinfraElétrica, reviewing the procedures already adopted by the subsidiary.

       xxvi.    Analysis of 2020 PAINTs and improvements to 2021 PAINTs

It analyzed, recommended improvement suggestions and expressed its opinions to the Boards of Directors of the companies of Eletrobras holding, Eletropar, Furnas, Eletronuclear, Eletronorte, Chesf, Amazonas GT, Eletrosul for the approval of 2020 PAINTs, as well as recommended improvements in the next cycle of preparation of PAINTs – year 2021.

Specifically concerning PAINT of CGTEE, CAE opposed to its approval, considering the insufficient structure to successfully perform the necessary works – which, in the Committee’s perception, could be addressed with the accomplishment of the merger of Eletrosul – which ended up becoming effective.

     xxvii.    Analysis of 2018 RAINTs

It analyzed, recommended suggestions for improvement and expressed opinions to the Boards of Directors of the companies of Eletrobras holding, Eletropar, Furnas, Eletronuclear, Eletronorte, Chesf, Amazonas GT, Eletrosul and CGTEE for the approval of 2018 RAINTs, as well as recommended improvements and greater standardization for the next cycle of preparation of RAINTs – accounting year of 2019.

   xxviii.    Works and Reports of Ombudsman’s Office, Whistleblowing Channel and Integrity System Committee - CSI

It followed up the progress of the complaint protocols and issued recommendations for qualitative improvements, such as the preparation of a specific procedure proposal and its own methodology for receiving and handling complaints about violations of human rights in Eletrobras companies.

Summarized Annual Report – accounting year of 2019 Statutory Audit and Risk Committee of Eletrobras Companies

        xxix.    Management and Investigation of Complaints

It followed up the complaints management and investigation works and reports, including Priority 1 and the High Hierarchy flow, and issued recommendations for improvement and opinion on proposals for the termination of protocols.

          xxx.    Ethics Committee Reports

        xxxi.    Risk Management Area’s Works and Reports

It followed up and issued recommendations for qualitative improvements in works, quarterly reports and annual report (year 2018) of the risk management area.

It followed up the process of reviewing the Risk Management Policy, recommending, inter alia, to adopt, as a premise for drafting the Policy revision, the need to implement a more centralized risk management process under Eletrobras guidelines and coordination, including the standardization of risk scales for similar risk events between Eletrobras companies, adapting, when applicable, to the specific risks of each Eletrobras company.

It underscored to the CAs of subsidiaries: (a) the role of CA in the ownership of the Company’s risk management and in deciding the strategy adopted to address each risk according to the company’s degree of risk appetite; (b) the need to review the governance of the dam safety assessment process and the monitoring of the respective results, ensuring independence of assessments; and (c) the relevance of the risk management areas of the subsidiaries to interact with the coordinating area of the holding company with the purpose of learning about the changes ascertained in the process of reviewing the Risk Management Policy, in order to enable the harmonization of the heat map, the classification premises, and the impact scale between Eletrobras companies.

      xxxii.    Financial Risk Management

It recommended to the Financial Department to carry out the necessary efforts aiming at mitigating and addressing the scope limitations identified in the Audit Report No. 04/2019 – “Financial Risk Management”, so that they can be remedied in the next performance of the audit works.

    xxxiii.    Safety of Dams

As part of the quarterly reports on risk management work, it monitored issues related to dam safety.

It followed up the process of preparation and recommended qualitative improvements to the draft of the Dam Safety Policy, including: (a) detailing the governance design of the monitoring and assessment process of activities connected to dam safety, including photography of the areas involved and respective assignments and responsibilities, including Internal Audit and Risk Management; (b) establishing efforts, procedures and routines that evidence the commitment and the qualitative safety standard to be adopted by the Company, in addition to what is already provided for in the legal and regulatory framework on the subject; (c) outlining the process of independent analysis and assessment of the monitoring of risks connected to dams, providing mechanisms capable of guaranteeing effective conditions of independence, with the purpose of mitigating potential conflicts of interest and deficiencies arising from an eventual lack of separation of responsibilities in the measurement of risks involved.

Summarized Annual Report – accounting year of 2019 Statutory Audit and Risk Committee of Eletrobras Companies

    xxxiv.    Information Disclosed to the Market

It recommended searching websites of all subsidiaries, in order to ascertain the existence or not of noncompliances connected to the disclosure of information to the market.

      xxxv.    Policies and Standards

It expressed its opinion, issued recommendations for improvements and standardization of the drafts of relevant regulations of the Company – such as the Management and Complaint Handling Regulation – “Consequences Policy,” [Política de Consequências] Authority Scope Policy (revision), Risk Management Policy (revision), Related Party Transactions Policy – TPRs (revision), Conflict of Interest Policy, Dam Safety Policy, Personal Data Protection and Privacy Policy and Environmental Policy (review), and Divestment Policy (review).

The Committee also recommended the preparation of a specific Provision for Doubtful Accounts (PCLD) policy for Eletrobras System companies and issued recommendations on the issue, as well as followed up the reorganization of the governance, structure and hierarchy of the Company’s internal standards and policies, by creating a Matrix Policy (“the Policies Policy [Política das Políticas]”) – which was completed by the management in 2019.

Lastly, CAE recommended a review of the process of approval of policies, which thus should be reviewed by the relevant Committees, and not necessarily and only by CAE.

    xxxvi.    Authority Scope Review

  xxxvii.    Improvement in the process, management and Related Party Transactions Policy - TPRs

CAE found the need for improvement in the TPR identification and analysis process, recommending the Company’s management to review and improve the Related Party Transactions Policy and the identification and monitoring process.

It followed up the TPR Policy review process and recommended streamlining and qualitative improvements in the Transaction management process and in the review of the respective Policy.

xxxviii.    Analysis of Transactions with Related Parties – TPRs

Upon request, it expressed its opinion on transactions with related parties, such as the TPRs identified by the Financial Department involving SPE Madeira Energia S.A. and the SPE’s Eólicas Hermenegildo I, II, III (“Hermenegildo”) and Chuí IX (“Chuí”).

CAE found the need for improvement in the process of identifying and analyzing TPRs, demanding that the holding’s management and that of its subsidiaries, whenever possible, identify the occurrence and perform TPR analysis in the Eletrobras Group, submitting them to the Committee, with the purpose of adopting the necessary measures for its disclosure.

     xxxix.    Integrity Works and Reports

It followed up and issued recommendations for qualitative improvements in the quarterly integrity reports and works.

              xl.    Information Security Works and Reports

It followed up and issued recommendations for qualitative improvements in quarterly information security reports and works.

Summarized Annual Report – accounting year of 2019 Statutory Audit and Risk Committee of Eletrobras Companies

             xli.    Strategic Decision-making Process Connected to the Exercise or Not of the Capital Disbursement Right in the Distributors

It followed up the strategic decision-making process connected to the exercise or not of the right of capital disbursement to privatized distributors, especially Cepisa, Ceron, Eletroacre and Ceal.

          xlii.    Residual Risks – Privatization of the Distributors

It recommended to the holding’s Internal Audit that, due to the extinction of the former Distribution Department, it proposed to Eletrobras Executive Board the appointment of the person and/or area responsible for the duty to analyze the residual risks of the privatization process of the distributors, including in connection with tariff review processes.

        xliii.    Analysis of the Business and Management Master Plan (PDNG) – PDNG 20-24

It analyzed and expressed its opinion on PDNG 20-24, as well as issued qualitative recommendations for adjustments and improvements on the follow-up of investments and projects. CAE recommended material changes in the Plan.

It considered that the issue, as presented to the collective body, needed improvement, maturation and definition of some figures to be approved, which is why it refrained from making a preliminary statement. In the Committee’s view, the financial projections presented in December to CAE and CA demanded further reflections and additional adjustments, which is why it recommended qualitative improvements capable of allowing a better understanding of the criteria and premises for the formation of the capital budget and an adequate and efficient discussion on the matter with the Company’s Board of Directors.

        xliv.    CMDE Goals - Non-recurring Events

It recommended to all Eletrobras companies that they check whether the adjustment triggers of CMDE goals occurring due to non-recurring events beyond the reach of management are actually being implemented.

It recommended to the Eletrobras Strategy area the adoption of measures with the Eletrobras Group subsidiaries aiming at leveling and standardizing the manner of presenting the indicators, goals and results connected to the monitoring of CMDE.

          xlv.    Proposal of Global Expenditure – PDG 2020

The Committee recommended qualitative improvements.

        xlvi.    Rescheduling of PDG 2019 of Eletrobras Companies

      xlvii.    Indicator of “Accident Frequency Rate” - Detailing

It requested a specific presentation to the Eletrobras Sustainability and Management Department on details of the accident frequency rate indicator in Eletrobras companies. The issue was also included, for analysis and monitoring by the collective body, in the agenda of CAE meetings with subsidiaries.

    xlviii.    Compulsory Loans and Court Contingencies

It conducted quarterly follow-up on the management of litigation liabilities, focusing on compulsory and labor loans, issuing several qualitative suggestions for improvement.

Summarized Annual Report – accounting year of 2019 Statutory Audit and Risk Committee of Eletrobras Companies

         xlix.    Allowance of Amount Due as Success Fees in Remote Cases

It recommended to the holding’s Financial Department, jointly with the Legal Superintendence of Eletrobras, to carry out studies on the need and relevance of having an allowance for amounts connected to success fees agreed for lawsuits classified as probability of remote loss for Eletrobras.

                 l.    Reimbursement Complaints from the Carwash Operation – Central coordination in the holding company

               li.    Energy Trading – Quarterly Reports

             lii.    2019 Profit-Sharing Proposal/Results and Ascertainment and Payment of PLR 2018

           liii.    Pension Funds and Health Insurances – Resolutions of CGPAR numbers 09, 22 and 23

It expressed its opinion and followed up matters connected to Eletrobras companies’ pension funds (CGPAR 09) and health insurances (CGPAR 22 and 23), including analysis of the semiannual management reports on the sponsorship of pension benefit plans, the consolidated reports on the costing of the health care benefit of the self-management modality and systematic managerial follow-up of accounting connected to the management of the health care benefit, in the self-management modality by HR.

Still on the subject, CAE identified needs for improvement in the training of controlled companies to monitor the pension funds they sponsor.

           liv.    Hiring of “Big Four” Audit Firms (EY, Deloitte, KPMG and PwC)

It reported to CA the perception of the collective body that the Company should carry out medium-term strategic planning to avoid hiring “Big Four” audit firms for consulting works, with the purpose of allowing a greater degree of competitiveness in future bidding processes for contracting the external auditor. In this regard, it recommended to the CA that any hiring of a “Big Four” company, by any Eletrobras company, be subject to prior analysis and recommendation by the Audit Committee.

It also recommended, as a suggestion for improving the Eletrobras companies’ Bids and Contracts Regulation, the inclusion of its own methodology for submission to the CAE’s prior opinion of any type of contracting (direct and bidding) of audit companies (especially the Big Four) to provide non-audit services, including incorporating into the bidding documents express mechanisms for the exclusion of potential bidders owing to potential conflicts of interest or CVM and SEC rules concerning the preservation of the independence of current, past and future external audit service providers.

             lv.    Bids and Contracts Regulation - Recommendations for Improvements

           lvi.    D&O Insurance and Indemnity Contracts

         lvii.    Centralized Convention and Insurance Control

It reported to CAE the opinion of CAE that, in the absence of a specific area in the Company with responsibility for monitoring and managing insurances and conventions, the Company should establish a centralized and systematic control under the responsibility of specific areas of Eletrobras.

Summarized Annual Report – accounting year of 2019 Statutory Audit and Risk Committee of Eletrobras Companies

       lviii.    Legal Advertising and Communication Agreements

It recommended rationalization of resources spent on legal advertising.

            lix.    Subsidiary’s SPE

It requested the holding’s position on SPE valuation and made recommendations to the subsidiary’s CA, including the presentation of the overview, consequences, and impacts of the court-supervised reorganization of a certain partner for SPE, mainly due to the financing contracts.

The CAE's recommendations were substantially followed, and the valuation study was not considered in decisions connected to this SPE.

              lx.    UHE Jirau – ESBR – Chesf and Eletrosul

It requested that Chesf and Eletrosul make a presentation containing a specific analysis of the scenario of HPP Jirau (SPE Energia Sustentável do Brasil S.A. - ESBR), focusing on the most relevant and critical risks and scenarios of the project, as well as on the proposed alternatives, including legal analysis on the possible legal measures to be taken in defense of Eletrobras subsidiaries.

It made recommendations to the CAs of Chesf and Eletrosul.

            lxi.    Merger of SPE ETN by Chesf - Detailed Analysis

It requested a presentation including an analysis of the history of profitability, attractiveness and the contractual relationship with CTEEP, in order to allow a more in-depth assessment by the Committee regarding the possible risks of the merger of SPE ETN into Chesf.

It also recommended an assessment as to the suitability of merger of SPE ETN by Chesf from a tax point of view, including an analysis of the potential of tax optimization efficiency.

          lxii.    HNAS - Hospital Nair Alves de Souza – Hospital conducted by CHESF

It followed up the progressive closing of the activities of Hospital Nair Alves de Souza - HNAS, under Chesf’s current responsibility, for management and operational costs. Concerning the issue, CAE agreed with the position and justifications made by Chesf, in the sense that the immediate discontinuance of HNAS services would not be in the subsidiary’s best interest, as well as expressed its opinion agreeing to the reasonableness of Chesf’s plan for the progressive reduction of activities until the final and unavoidable deadline of December 2020.

        lxiii.    Preparation of a Formal Succession Plan for Key Positions - Eletronuclear

        lxiv.    Merger of Eletrosul into CGTEE

          lxv.    Transfers of Shares of AmGT – Eletronorte

        lxvi.    Integrity of AmGT’s Tax and Accounting Compliance

It recommended to AmGT management the preparation of a Technical Note, aiming at a better assessment of Amazonas Energia’s actual payment capacity.

It reported to the holding’s Board of Directors: (a) the CAE’s perception that the integrity of AmGT’s fiscal compliance should be prioritized by the Company, in order to ensure that tax obligations are met regardless of the legal reasoning of the subsidiary.

Summarized Annual Report – accounting year of 2019 Statutory Audit and Risk Committee of Eletrobras Companies

      lxvii.    Impacts to HPP Retiro Baixo (Eletrobras Furnas)

It requested a presentation and followed up the overview of the main impacts caused to HPP Retiro Baixo, resulting from the breaking of the Vale S/A dam in Brumadinho.

    lxviii.    Case Involving KfW Bank x CGTEE (currently CGT-Eletrosul)

         lxix.    Eletronet

It followed up and issued opinions, in several meetings, on the evolution of the negotiations and the progress of the imbroglio involving Eletronet and the assigning companies (Furnas, Chesf, Eletrosul and Eletronorte).

           lxx.    Business Plan and Management - Subsidiary

It recommended to the subsidiary areas responsible for making the PNG improvements in the preparation process and in the liaison with the holding company.

It recommended to the Eletrobras Compliance Department and the subsidiary’s Board of Directors the ascertainment and possible consequences due to the approval and execution of PNG by the subsidiary allegedly in disagreement with Eletrobras PDNG 19-23.

         lxxi.    Prioritization of Judicial Deposits Rectification - Eletronorte

       lxxii.    Special Account Rendering - UEE Casa Nova I – Chesf

It recommended Chesf to inform the holding’s Compliance Department, jointly with Eletrobras Internal Audit, to analyze the Special Account Rendering - TCE carried out by TCU in relation to the project of UEE Casa Nova I, aiming at analyzing the possible responsibility of the Company’s managers, in view of the fiduciary duties and LSA.

     lxxiii.    Decommissioning – AmGT and Eletronuclear

It recommended AmGT to prioritize the study for surveying decommissioning costs of the subsidiary’s plants that are in the decommissioning phase, aiming at the respective accounting provision.

It recommended Eletronuclear to present, at the next meeting of the Committee with the subsidiary (to be held in 1H20), an updated study on the decommissioning fund, focusing on the technical appropriateness of the amounts and the structuring of the fund, its target amounts, review, and actuarial analysis.

     lxxiv.    Impact on TIR – UTE Mauá 3 – AmGT

It recommended the subsidiary to assess: (a) the impact on the IRT of UTE Mauá 3, considering the scenario that involves the advance, for 2030, of the amounts of energy negotiated in the auction held in 2014 of CCEAR; (b) the technical and commercial feasibility of using natural gas after 2030.

       lxxv.    Transaction with ABB - HVDC of Madeira – Eletronorte

Summarized Annual Report – accounting year of 2019 Statutory Audit and Risk Committee of Eletrobras Companies

     lxxvi.    Prioritization of Resolution of Fuel   Risk– Angra 1 and 2 – Eletronuclear

It recommended that Eletronuclear’s Board of Directors guide the Company’s management to prioritize the resolution of the risk of energy supply and the security of fuel supply at Angra 1 and 2 plants, through possible alternatives that address the availability of supply.

    lxxvii.    Recommendations related to CAE Governance

 lxxviii.    Assessment of Board Advisor and Acting Managers of Internal Audit and Holding Ombudsman’s Office

11.          Management Remuneration Compliance Report - 2019

In RCAEs 106 and 107, respectively held on March 03, 2019 and March 10, 2019, the Committee analyzed the Compliance Report on the remuneration of Eletrobras officers from April 2019 to March 2020, as well as the respective Internal Audit opinion, concluding that the remuneration procedure was appropriate in said lapse of time, in line with the goals approved at 2019 EGM and with the relevant standards.

CAE’s expectation is that, throughout 2020, the other Compliance Reports involving the subsidiaries managers’ remuneration will be submitted and analyzed by the Committee.

12.          Monitoring of the Financial Statements Works – accounting year of 2018

On March 26 and 27, 2019, RCAE 49 was held, at which time the CAE met for the final analysis of the Financial Statements and the Management’s Annual Report, related to the accounting year ended December 31, 2018 , at which time it recommended the approval by the Board of Directors of the consolidated financial statements of Eletrobras.

13.          Follow-up of the Works of Quarterly Information – 1ITR, 2ITR and 3ITR 2019

Several reports were made to CAE on the quarterly financial statements:

1ITR - 2019	RCAE
Discussion on key critical points under discussion regarding the closing of 1ITR, including planning, scheduling, meeting with external auditor.	• RCAE 57 May 08 • RCAE 58 May 10

Summarized Annual Report – accounting year of 2019 Statutory Audit and Risk Committee of Eletrobras Companies

2ITR - 2019	RCAE
Discussion on key critical points under discussion regarding the closing of 2ITR, including planning, scheduling, meeting with external auditor and meeting with CF.	• RCAE 69 Jul. 18 • RCAE 70 Jul. 23 • RCAE 72 Aug. 01 • RCAE 73 Aug. 07 • RCAE 74 Aug 09

3ITR - 2019	RCAE
Discussion on key critical points under discussion regarding the closing of 3ITR, including planning, scheduling, meeting with external auditor and meeting with CF.	• RCAE 87 Oct. 15 • RCAE 88 Oct. 24 • RCAE 89 Nov. 01 • RCAE 90 Nov. 07

14.          Committee’s Opinion on Financial Statements – accounting year of 2019

In compliance with Article 9, Sole Paragraph of Normative Instruction No. 481, dated December 17, 2009, said report also describes the Statutory Audit and Risk Committee’s opinion on the financial statements – accounting year of 2019.

Financial Statements - 2019	RCAEs 2020

Discussion on key critical points under discussion regarding the closing of financial statements for the accounting year of 2019, including planning, scheduling, meeting with external auditor and meeting with CF.

• RCAE 102 Feb. 04 • RCAE 104 Feb. 14 • RCAE 105 Feb. 20 • RCAE 106 Mar. 03 • RCAE 107 Mar. 10 • RCAE 108 Mar. 17 • RCAE 109 Mar. 24 and Mar. 27

Summarized Annual Report – accounting year of 2019 Statutory Audit and Risk Committee of Eletrobras Companies

On March 24 and 27, 2020, RCAE 109 was held, at which time the Committee met for the final analysis of the Financial Statements and the Management’s Annual Report, related to the accounting year ended December 31, 2019, recommending the approval by the Board of Directors of the consolidated accounting statements of Eletrobras.

12.1      Conclusion of Opinion Statement

The members of the CAE, in the exercise of their duties and in compliance with item 5.1, vii of the Committee's Internal Regulations, proceeded to the examination and analysis of the Financial Statements, accompanied by the draft of the Independent Auditors' Report and the Annual Management Report, related to the fiscal year ended December 31, 2019 (“2019 Annual Financial Statements”). Considering all the analyzes, studies and debates carried out during the meetings and the follow-up and supervision work carried out by the CAE regarding the closing of the financial statements, including the information provided by the management of the Company and its Independent Auditors, the Audit Committee and Statutory Risks of Eletrobras companies believes that all relevant facts are adequately disclosed in the audited Financial Statements for 12/31/2019, which is why, unanimously, recommends the approval of their publication by the Eletrobras Board of Directors. In addition, the Committee, by majority, recommended reclassifying the Provision for Doubtful Accounts - PCLD related to Oliveira Energia to recurring.

Rio de Janeiro, March 27, 2020.

MAURO GENTILE RODRIGUES DA CUNHA	DANIEL ALVES FERREIRA
Director - Coordinator	Director - Member

FELIPE VILLELA DIAS	LUIS HENRIQUE BASSI ALMEIDA
Director - Member	Member

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2020
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.